Exhibit 4.5

AMENDMENT NUMBER FOUR TO THE

AMENDED AND RESTATED

VIMPELCOM 2000 STOCK OPTION PLAN

This amendment (the “Amendment”) is made by VC ESOP N.V., an indirect, wholly owned subsidiary of Open Joint Stock Company “Vimpel-Communications” (“VimpelCom”), organized and existing under the laws of Belgium (the “Company”), to the Amended and Restated VimpelCom 2000 Stock Option Plan, as amended to date (herein referred to as the “Plan”) pursuant to the authorization of the committee (“Committee”) appointed by the Company’s board of directors (the “Board”).

WHEREAS, the Company maintains the Plan to align the interests of the officers, other employees, directors and consultants of VimpelCom and its affiliates; and

WHEREAS, the Plan permits the Committee to amend, modify or suspend the Plan at any time; and

WHEREAS, the Board deems it to be in the Company’s best interest to amend the Plan to increase the maximum aggregate number of Shares (as defined in the Plan) authorized under the Plan from 650,000 to 1,050,000 Shares.

NOW, THEREFORE, pursuant to the authority to amend reserved in Section 9 of the Plan, the Plan is hereby amended as follows:

1. Section 4.1 of the Plan is hereby amended, effective as of March 30, 2007, to read as follows:

4.1 The maximum number of Shares that may be made the subject of Options granted under the Plan is 1,050,000 Shares. Shares reserved and available for issuance under the Plan may consist, in whole or in part, of authorized and unissued Shares contributed by VimpelCom to VC ESOP or previously acquired Shares held by VC ESOP.

2. Except as provided above, the Plan shall remain unchanged and in full force and effect.

IN WITNESS WHEREOF, the Company, by its duly authorized officer has executed this Amendment on this 4th day of April, 2007.

VC ESOP N.V.

By:	/s/ Elena A. Shmatova
Name:	Elena A. Shmatova
Title:	Authorized Officer